Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2011	2010	2009
Basic - assumes no dilution:

Net income for the period	$70,480	$80,862	$73,486

Weighted average number of common shares outstanding during the period	39,866	39,350	39,175

Net income per share - basic	$1.77	$2.05	$1.88

Diluted - assumes full dilution:

Net income for the period	$70,480	$80,862	$73,486

Weighted average number of common shares outstanding during the period	39,866	39,350	39,175
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	206	255	113
Common stock units related to deferred compensation for Directors	114	107	232
Common stock units related to deferred compensation for Employees	115	195	191
Restricted common stock units related to incentive compensation	1,136	1,106	821

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,437	41,013	40,532

Net income per share – diluted	$1.70	$1.97	$1.81

Percentage of dilution compared to basic net income per share	4.0%	3.9%	3.7%